UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29311

DYNEGY HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

601 Travis, Suite 1400, Houston, Texas, 77002, (713) 507-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.750% Senior Notes due 2012

7.50% Senior Unsecured Notes due 2015

8.375% Senior Unsecured Notes due 2016

7.125% Senior Debentures due 2018

7.75% Senior Unsecured Notes due 2019

7.625% Senior Debentures due 2026

Series B 8.316% Subordinated Deferrable Interest Debentures due 2027

Guarantee of NGC Corporation with respect to the Series B 8.316% Subordinated Capital Income Securities of NGC Corporation Capital Trust I

Guarantees of Lease Payments pursuant to the 7.27% Series A Pass Through Trust Certificates and 7.67% Series B Pass Through Trust Certificates of Dynegy Danskammer, L.L.C. and Dynegy Roseton, L.L.C.

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynegy Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 1, 2012	By:	/s/ Catherine B. Callaway
Catherine B. Callaway, Executive Vice President, General Counsel and Chief Compliance Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.